UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IHS HOLDING LIMITED

(Name of Issuer)

Ordinary Shares, par value USD 0.30 per share

(Title of Class of Securities)

G4701H109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4701H109	Schedule 13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Towers Three Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 779,682 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 779,682 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,682 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents ordinary shares, par value USD 0.30 per share (“Ordinary Shares”), held directly by the Reporting Person, and which are indirectly owned by ECP Manager LP as its investment adviser

(2)	Based on 333,193,000 Ordinary Shares outstanding as of September 30, 2023 (as reported in “Notes to the Unaudited Condensed Consolidated Interim Financial Statements” in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 14, 2023).

CUSIP No. G4701H109	Schedule 13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS ECP Manager LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,137 (3)
	6	SHARED VOTING POWER 11,162,772 (1)
	7	SOLE DISPOSITIVE POWER 11,137 (3)
	8	SHARED DISPOSITIVE POWER 11,162,772 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,173,909
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents Ordinary Shares indirectly owned by the Reporting Person as the investment adviser to several entities directly holding Ordinary Shares, including Towers Three Limited. Other than Towers Three Limited, each of such entities directly holds less than five percent of total Ordinary Shares of the Issuer outstanding.

(2)	Based on 333,193,000 Ordinary Shares outstanding as of September 30, 2023 (as reported in “Notes to the Unaudited Condensed Consolidated Interim Financial Statements” in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 14, 2023).

(3)	Represents Ordinary Shares held directly by the Reporting Peron.

CUSIP No. G4701H109	Schedule 13G/A	Page 4 of 8 Pages

Item 1(a)	Name of issuer:

IHS Holding Limited

Item 1(b)	Address of issuer’s principal executive offices:

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Item 2(a)	Name of person filing:

ECP Manager LP

Towers Three Limited (collectively, the “Reporting Persons”)

Item 2(b)	Address or principal business office or, if none, residence:

ECP Manager LP

1909 K Street, NW, Suite 340

Washington DC 20006

Towers Three Limited

Sanne House, Bank Street, TwentyEight Cybercity,

Ebene 72201, Mauritius

Item 2(c)	Citizenship:

ECP Manager LP: Delaware, United States of America

Towers Three Limited: Republic of Mauritius

Item 2(d)	Title of class of securities:

Ordinary shares, par value USD 0.30 per share (“Ordinary Shares”)

Item 2(e)	CUSIP no.:

G4701H109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the response to row 9 of the cover page of the Reporting Person.

(b)	Percent of class: See the response to row 11 of the cover page of the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the response to row 5 of the cover page of the Reporting Person.

(ii)	Shared power to vote or to direct the vote

See the response to row 6 of the cover page of the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of the Reporting Person.

Page 5 of 8 Pages

Item 5.	Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on behalf of another person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of dissolution of group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024	ECP Manager LP

	By:	/s/ Carolyn Campbell
	Name:	Carolyn Campbell
	Title:	Authorized Signatory

Towers Three Limited

	By:	/s/ Carolyn Campbell
	Name:	Carolyn Campbell
	Title:	Authorized Signatory

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, filed with the Initial Schedule 13G filed by the Reporting Persons on February 15, 2022.

Page 8 of 8 Pages